EXHIBIT 99.9

CONSENT OF D&H GROUP LLP, CHARTERED ACCOUNTANTS

November 29, 2012

Consent of Independent Registered Chartered Accountants

We hereby consent to the inclusion, in this annual report on Form 40-F of Tasman Metals Ltd. (the “Company”), of our report dated November 20, 2012 on our audit of the consolidated financial statements of the Company for the years ended August 31, 2012 and August 31, 2011.

“D&H Group LLP”

Chartered Accountants